OraSure Technologies Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: OraSure Technologies, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

Nia Impact Capital urges you to vote FOR Proposal 6 (the “Proposal”), at the OraSure Technologies (“OraSure” or the “Company”) Annual Meeting of Shareholders on May 16, 2023.

Resolved: Shareholders request OraSure Technologies, within a year, issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement’s ambition of maintaining global temperature rise to 1.5 °C and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions.

Supporting Statement: In assessing targets, we recommend, at management’s discretion:

●	Consideration of approaches used by advisory groups like SBTi (Science Based Targets initiative);
●	Development of a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups and investors; and
●	Consideration of supporting targets for renewable energy, energy efficiency, and other measures deemed appropriate by management.

SUMMARY OF RATIONALE

Shareholders seek to prevent the systemic risks associated with a rapidly warming planet and to understand if, and how, OraSure intends to begin setting measurable targets to reduce its Scope 1, 2, and 3 greenhouse gas (GHG) emissions in alignment with the Paris Agreement’s goal of holding global warming to 1.5°C.

Investor concerns with OraSure are heightened as it does not appear the Company has completed, nor has it committed to complete, a full Scope 1, 2, and 3 GHG emissions assessment. The company has also not committed to set a science-based emissions reduction target or set a timeline to make this commitment.

The company appears to be failing to meet investor expectations for climate strategy development and risk mitigation.

DETAILED RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given that:

1)	OraSure does not appear to be meeting investor expectations for climate risk mitigation.
2)	OraSure has not conducted a complete GHG emissions assessment, nor has it set a timeline for doing so.
3)	OraSure has not provided shareholders with sufficient information on if, or how, it will set science-based climate-related targets.

1) OraSure does not appear to be meeting investor expectations for climate risk mitigation.

Investor expectations on climate risk have shifted greatly in recent years. Shareholders are concerned about material climate risk to both their companies and their overall portfolios and seek clear and consistent disclosures from the companies in which they invest.

●	At COP26 in November 2021, the Glasgow Financial Alliance for Net Zero (GFANZ) announced that more than $130 trillion of private capital is “committed to transforming the economy for net zero” and to “achieving 1.5°C.”[1] OraSure has not committed to achieving net zero emissions, nor to aligning its targets with limiting warming to 1.5°C.

Through GFANZ, major financial institutions have now committed to reducing emissions within their portfolio of holding , setting “high ambition, science-based targets, including achieving net zero emissions by 2050 at the latest, delivering their fair share of 50% emission reductions this decade, and reviewing their targets towards this every five years.”2 The GFANZ announcement of this goal noted that more than 90 institutions have set short-term targets, with 29 asset owners committed to “reducing portfolio emissions by 25-30% by 2025, as well as 43 asset managers that have published targets for 2030 or sooner.”3 OraSure's lack of movement towards GHG emissions reduction targets may thus reduce investors' interest in the stock and depress its share price.

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1 https://www.gfanzero.com/press/amount-of-finance-committed-to-achieving-1-5c-now-at-scale-needed-to-deliver-the-transition/

2 Ibid.

3 Ibid.

●	OraSure’s largest shareholder, BlackRock,[4] has asked all companies it invests in to align their reporting with TCFD (Task Force on Climate Related Financial Disclosures).[5] “Because better sustainability disclosures are in companies’ as well as investors’ own interests, I urge companies to move quickly to issue them rather than waiting for regulators to impose them,” said Larry Fink in his 2021 letter to CEOs.[6]

BlackRock also announced earlier this year that it expects all companies it invests in to disclose their plans for aligning their business models with a net zero GHG emission economy by 2050.7

As investor expectations related to climate risk become standardized, OraSure is increasingly likely to be viewed as a laggard if it does not complete its Scope 1, 2, and 3 emissions assessment and set quantitative GHG emissions reduction goals in line with science-based targets.

2) OraSure has not conducted a complete GHG emissions assessment, nor has it set a timeline for doing so.

OraSure informed investors in its Statement in Opposition to this proposal that it has worked with a consultant to develop an accounting of the Scope 1, Scope 2, and Scope 3 GHG emissions of its Bethlehem sites. However, it does not mention conducting emissions assessments for its Ottawa or New Brighton sites. This appears to be a meaningful oversight, as the Company’s 2022 ESG report indicates that its DNA Genotek Inc. facilities in Ottawa use more than 3x the energy of the Bethlehem facilities.8

While the company has not released a GHG emissions assessment, there are indications that it uses considerably more energy, and therefore likely has a higher GHG emissions profile, than its peers. Per an April 24, 2023, peer analysis query on Refinitiv, a financial market research provider, OraSure's total energy use to enterprise value including cash (EVIC) is three times that of Becton Dickinson, eight times that of Thermo Fisher Scientific and over eleven times that of Bio Rad Laboratories. If investors are seeking to select companies with the best climate practices, or lowest GHG emissions, OraSure may be excluded from their securities' selection process.

Examples of technology and healthcare companies that have completed Scope 1,2, and 3 assessments include, but are not limited to, Amazon, Mondelez International, Abbott Laboratories, and Johnson & Johnson.9

3) OraSure has not provided shareholders with sufficient information on if, or how, it will set science-based climate-related targets.

OraSure has not set a GHG emissions reduction commitment. Its publicly-stated climate-related goals are to reduce air travel and to transition to renewable energy at its sites.10 These are admirable goals, yet they do not appear to reflect a climate strategy, nor are they quantitative or time-bound. It is unlikely that the Company’s current carbon reduction actions will meet the emissions reductions needed to meet a Paris-aligned 1.5°C emissions reduction pathway.

The U.S. Securities and Exchange Commission has proposed a rule that, if enacted, would require all publicly listed U.S. companies to disclose material scope 1-3 emissions. A recent survey from Workiva and PwC found that “despite uncertainty over when the rule will become U.S. law, 70% of business leaders say their company will push ahead and ‘proceed with compliance’ with the proposed changes.”

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4 https://finance.yahoo.com/news/orasure-technologies-inc-nasdaq-osur-163801380.html#:~:text=It%20looks%20like%20hedge%20funds%20own%205.3%25%20of,company%27s%20largest%20shareholder%20with%2013%25%20of%20shares%20outstanding.

5 https://www.blackrock.com/corporate/investor-relations/2020-larry-fink-ceo-letter

6 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

7 Ibid.

8 https://orasure.com/documents/OraSure_ESG_Report.pdf

9 https://www.cdp.net/en/research

10 https://orasure.com/documents/OraSure_ESG_Report.pdf

CONCLUSION

OraSure has not completed Scope 1, 2, or 3 emissions assessments across its operations. Nor has it announced a timeline under which it will do so. The Company has not set science-based emissions reductions goals or announced a timeline for doing so. Without measured emissions, time-based commitments and comprehensive disclosures from the Company, shareholders are unable to discern if OraSure’s climate plans are adequate to meet the goals of the global transition to a net zero economy.

Nia Impact Capital encourage a “For” Vote on this Shareholder Proposal seeking information on whether, and how, OraSure intends to better understand its GHG emissions and set an emissions reduction target.

For questions regarding Proposal 6, please contact Meredith Benton, Whistle Stop Capital, at benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in OraSure’s proxy statement.